SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 14D-1
                            (Amendment No. 37)
           Tender Offer Statement Pursuant to Section 14(d)(1)
                  of the Securities Exchange Act of 1934

                               Conrail Inc.
                        (Name of Subject Company)

                       Norfolk Southern Corporation
                     Atlantic Acquisition Corporation
                                (Bidders)

                 Common Stock, par value $1.00 per share
         (Including the associated Common Stock Purchase Rights)
                      (Title of Class of Securities)

                               208368 10 0
                  (CUSIP Number of Class of Securities)

                     Series A ESOP Convertible Junior
                    Preferred Stock, without par value
         (Including the associated Common Stock Purchase Rights)
                      (Title of Class of Securities)

                              Not Available
                  (CUSIP Number of Class of Securities)

                           James C. Bishop, Jr.
                       Executive Vice President-Law
                       Norfolk Southern Corporation
                          Three Commercial Place
                       Norfolk, Virginia 23510-2191
                        Telephone: (757) 629-2750
         (Name, Address and Telephone Number of Person Authorized
        to Receive Notices and Communications on Behalf of Bidder)

                             with a copy to:
                          Randall H. Doud, Esq.
                 Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                         New York, New York 10022
                        Telephone: (212) 735-3000


         This Amendment No. 37 amends the Tender Offer Statement on
Schedule 14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement to the Offer to Purchase, dated November 8, 1996 (the "First Supplement"), and the Second Supplement to the Offer to Purchase, dated December 20, 1996 (the "Second Supplement"), and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the First Supplement, the Second Supplement or the
Schedule 14D-1.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder and
Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

         Items 5 and 7 are hereby amended and supplemented by the following:

         On January 13, 1997, Parent announced its pledge that if the Company's shareholders defeat the Company's management proposals to approve the Articles Amendment at the Pennsylvania Special Meeting and to allow the Company's management to adjourn or postpone the Pennsylvania Special Meeting, Parent and Purchaser will promptly amend the Offer to eliminate all of the conditions thereto and to reduce the aggregate number of Shares sought in the Offer to approximately 8,200,000 Shares, the maximum number of Shares (based on currently available information as to the number of outstanding Common Shares) that Purchaser can acquire without becoming an "Acquiring Person" under the Rights Agreement. Parent also announced that, following Purchaser's acceptance for payment of Shares in such amended Offer, Purchaser would commence a second all-cash tender offer for all the remaining Shares at $115 per Share and upon essentially the same terms and conditions as the Offer as in effect on January 13, 1997.


Item 11.  Material to be Filed as Exhibits.

        Item 11 is hereby amended and supplemented by the following:

        (a)(87) Text of Advertisement appearing in newspapers commencing January 13, 1997.

        (a)(88) Press Release issued by Parent on January 13, 1997.


                                SIGNATURE


         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 13, 1997


                            NORFOLK SOUTHERN CORPORATION


                            By: /s/ JAMES C. BISHOP, JR.
                            Name:  James C. Bishop, Jr.
                            Title: Executive Vice President-Law


                            ATLANTIC ACQUISITION CORPORATION


                            By: /s/ JAMES C. BISHOP, JR.
                            Name:  James C. Bishop, Jr.
                            Title: Vice President and General Counsel


                              EXHIBIT INDEX


Exhibit
Number                       Description

(a)(87) Text of Advertisement appearing in newspapers commencing
        January 13, 1997.

(a)(88) Press Release issued by Parent on January 13, 1997.